Exhibit 99.2

DEJOUR ENERGY INC.
(the “Corporation”)
Suite 598-999 Canada Place Vancouver, BC V6C 3E1
Telephone: (604) 638-5053
Fax: (604) 638-5051

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING DATE AND LOCATION

WHEN:	Monday, June 29, 2015 at the hour of 10:00 AM, Vancouver time
WHERE:	Suite 598-999 Canada Place, Vancouver, British Columbia, V6C 3E1

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

Fixing the Number of and Election of Directors: Shareholders will be asked to fix the number of directors of the Corporation (“Directors”) and elect Directors for the ensuing year. Information respecting the election of Directors may be found in the Information Circular under “Matters to Be Acted Upon - Election of Directors”.

Appointment of Auditors: Shareholders will be asked to re-appoint BDO Canada LLP as the Corporation’s auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors. Information respecting the appointment of BDO Canada LLP may be found in the Information Circular under “Matters to Be Acted Upon - Appointment of Auditors”.

Share Consolidation: Shareholders will be asked to grant the Board of Directors authority to complete a share consolidation, if they deem appropriate, of the Corporation’s common shares on the basis of up to five (5) pre-consolidation shares for every one (1) post consolidation share (5:1) to occur sometime before the next annual general meeting, with the exact consolidation ratio and time of the consolidation to be determined by the Board of Directors. This same matter was brought forward to the shareholders of the Corporation at the previous two annual general meetings and was approved, however, the consolidation did not occur. Information respecting the share consolidation may be found in the Information Circular under “Matters to Be Acted Upon -Share Consolidation”.

Renewal and Amendment of Stock Option Plan and US Sub-Plan: Shareholders will be asked to consider, and if thought fit, to approve with or without variation, an ordinary resolution for the: (i) renewal of the Corporation’s stock option plan effective December 17, 2009 and amended January 6, 2012 (the “Option Plan”) and the US Sub-Plan, (ii) removal of the provision in the Option Plan whereby the exercise price may be paid other than in cash and (iii) approval of all unallocated securities, rights and other entitlements pursuant to the Option Plan and US Sub-Plan for a further three (3) years.

Other Business: Shareholders may be asked to consider other business that may be properly brought before the meeting. Information respecting the use of discretionary authority to vote on any other business may be found in the Information Circular under “Other Matters”.

SHAREHOLDERS ARE REMINDED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING

WEBSITES WHERE MEETING MATERIALS ARE POSTED

The meeting materials can be viewed online under the Corporation’s profile at www.sedar.com (Canada) or at www.sec.gov (United States). They may also be downloaded from the Corporation’s website at www.dejour.com/financial-reports.html.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Beneficial shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders may request copies of this management information circular at no cost by calling toll-free at 1-866-888-8230.

To receive meeting materials in advance of the proxy deposit date and meeting date, requests for printed copies must be received no later than June 15, 2015 to ensure timely receipt.

VOTING

Beneficial shareholders are asked to return their enclosed voting instruction form using the following methods at least two business days in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493 (English) or 1-800-474-7501 (French)
MAIL:	Data Processing Centre
PO Box 2800 STN LCD Malton
Mississauga, ON L5T 2T7

Shareholders with questions about notice and access can call the Corporation toll free at 1-866-888-8230.

DATED at Vancouver, British Columbia, this 25th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS
"Robert L. Hodgkinson"
Robert L. Hodgkinson
Chairman and Chief Executive Officer